Exhibit 99.1

Notification of managers`transactions according to article 19 MAR

Via Fax to BaFin (+49(0)228/4108-62963) and to the issuer

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Michael Brosnan

2	Reason for the notification

a)	Position/status	Member of the Supervisory Board of MorphoSys AG

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	MorphoSys AG

b)	LEI	529900493806K77LRE72

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument. type of instrument Identification code	American Depositary Shares (ADS), CUSIP: 617760202; ratio: 4 ADS = 1 ordinary share of MorphoSys AG (ISIN: DE0006632003) For trade on Nasdaq

b)	Nature of the transaction	Acquisition

c)	Price(s) and volume(s)

Price(s)	Volume(s)
22.73US-$	227,300.00US-$

d)	Aggregated information - Aggregated volume - Price	227,300.00 US-$ 22.73 US-$

e)	Date of the transaction	2021-03-16; UTC+1

f)	Place of the transaction	Nasdaq

(1)

Commission Delegated Regulation (EU) 2016/522 of 17 December 2015 supplementing Regulation (EU) No 596/2014 of the European Parliament and of the Council as regards an exemption for certain third countries public bodies and central banks. the indicators of market manipulation. the disclosure thresholds. the competent authority for notifications of delays. the permission for trading during closed periods and types of notifiable managers’ transactions (see page 1 of this Official Journal).